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SECURITI 14049882

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BankFund Equities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

955 W. Main Street
(No. and Street)

Abingdon, VA 24210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Aracri 501 330-7645 X 212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson + Ellingson, Ltd.
(Name – *if individual, state last, first, middle name*)

5101 Vernon Avenue So. Edina MN 55436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/28/14

OATH OR AFFIRMATION

I, Jennifer Aracn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BankFund Equities, Inc, as of December, 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Signature

FINOP

Title

Notary Public

RHODA F MORSE
Notary Public - State of Florida
My Comm. Expires Sep 18, 2015
Commission # EE 131308
Bonded Through National Notary Assn

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bank Fund Equities, Inc.

Abingdon, Virginia

February 24, 2014

Ellingson & Ellingson, Ltd.
5101 Vernon Ave. S., Suite 501
Edina, MN 55436

We are providing this letter in connection with your audit of the balance sheet of Bank Fund Equities, Inc. as of December 31, 2013, and the related statements of income, retained earnings, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Bank Fund Equities, Inc., LLC in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of February 24, 2014, the following representations made to you during your audit.

1) The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2) We have made available to you all—

   a) Financial records and related data.

   b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3) There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6) We have no knowledge of any fraud or suspected fraud affecting the company involving—

   a) Management,

   b) Employees who have significant roles in internal control, or

   c) Others where the fraud could have a material effect on the financial statements.

7) We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

8) The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9) The following have been properly recorded or disclosed in the financial statements:

   a) Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b) Guarantees, whether written or oral, under which the company is contingently liable.

10) There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of

the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11) There are no:

a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b) We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with *Statement of Financial Accounting Standards No. 5*, and we have not consulted a lawyer concerning litigation, claims, or assessments.

c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *Statement of Financial Accounting Standards No. 5.*

12) The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]

Title: 2/28/2014

BANK FUND EQUITIES, INC.

AN S CORPORATION

Financial Statements and
Auditor's Report
December 31, 2013 and 2012

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Abingdon, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Bank Fund Equities, Inc. which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 24, 2014

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 35,784	$ 42,771
Accounts receivable	-	4,837
Prepaid expense	9,000	-
Total Current Assets	44,784	47,608
OTHER ASSETS		
Notes receivable	-	
TOTAL OTHER ASSETS		
Total Assets	$ 44,784	$ 47,608
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES	$ 33	$ -
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	25,543	48,495
Retained earnings (deficit)	19,203	(892)
	44,751	47,608
Total Liabilities and Stockholders' Equity	$ 44,784	$ 47,608

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2013 and 2012

	2013	2012
REVENUES		
Commissions	$ 62,884	$ 44,368
Interest	-	268
TOTAL REVENUES	62,884	44,636
GENERAL AND ADMINISTRATIVE EXPENSES		
Regulatory fees and expenses	3,238	
Insurance	4,533	
Rent	3,000	
Professional fees	30,017	5,310
Other	2,001	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	42,789	5,310
INCOME FROM OPERATIONS	20,095	39,326
NET INCOME	$ 20,095	$ 39,326

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2012	$ 5	$ 48,495	$ 3,450	$ 51,950
Distributions to shareholders			(43,668)	(43,668)
Net income			39,326	39,326
Balance, December 31, 2012	5	48,495	(892)	47,608
Redemption of common stock	(5)	(47,603)		(47,608)
Capital contributions	5	24,651		24,656
Net income			20,095	20,095
Balance, December 31, 2013	$ 5	$ 25,543	$ 19,203	$ 44,751

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 20,095	$ 39,326
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	4,837	(4,837)
Increase in prepaid expense	(9,000)	
Increase in accounts payable	33	-
Net Cash Flows from Operating Activities	15,965	34,489
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital contributions	24,656	
Distributions paid to shareholders	(47,608)	(43,668)
Net Cash Flows from Financing Activities	(22,952)	(43,668)
Net Decrease in Cash	(6,987)	(9,179)
Cash at Beginning of Year	42,771	51,950
Cash at End of Year	$ 35,784	$ 42,771
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Bank Fund Equities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Business -
Bank Fund Equities, Inc. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934. The Company markets and sells primarily variable annuities and private placement oil and gas investments via independent brokers.

Revenue Recognition -
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Cash and Cash Equivalents -
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Income Taxes -
The Company has elected, under Section 1372 of the Internal Revenue Code, to be taxed as a small business corporation (an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying fmancial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Note 1. Summary of Significant Accounting Policies - continued

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 24, 2014.

Note 2. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2013, the Company had net capital, as computed under the rule, of $35,751, and its ratio of aggregate indebtedness to net capital was 0 to 1.

Note 3. Related Party Transactions

The Company conducts its operations through office facilities provided by a related party. During the fiscal year ended December 31, 2013, Bank Fund Equities, Inc. paid a total of $12,000 to the related entity for rent, of which $9,000 was a prepayment of 2014 rent.

BANK FUND EQUITIES, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2013

NET CAPITAL		
Stockholders' Equity	$ 44,751	
Additions:		
Subordinated loans		
		$ 44,751
Deductions:		
Non-allowable items:		
Prepaid expense	9,000	
		9,000
Net Capital		$ 35,751
BASIC CAPITAL REQUIREMENT		
Net capital		$ 35,751
Minimum net capital required		5,000
Excess Net Capital		$ 30,751
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 35,751
Audit adjustments made for the following:		
Adjusted Net Capital		$ 35,751

See Accountant's Report

Bank Fund Equities, Inc.

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

As Of December 31, 2013 and 2012

The Company operates on a fully disclosed basis under Rule 15c-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

As Of December 31, 2013 and 2012

The Company is exempt from Rule 15c3-3 under paragraph k(1) and does not possess, control or otherwise hold client/customer funds or securities.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bank Fund Equities, Inc.
Abingdon, Virginia

In planning and performing our audit of the financial statements of Bank Fund Equities, Inc. for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted **no** matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 24, 2014